SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated June 6, 2006

(Commission File No. 1-15024)

Novartis AG

(Name of Registrant)

Lichtstrasse 35
4056 Basel
Switzerland
(Address of Principal Executive Offices)

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Investor Relations	Novartis International AG CH-4002 Basel Switzerland

Novartis Corporation 608 Fifth Avenue New York, NY 10020 USA

- Investor Relations Release -

Novartis strengthens infectious disease portfolio by acquiring rights to Albuferon™, a hepatitis C interferon drug set to enter Phase III trials

•                  Albuferon™ a late-stage novel interferon drug in-licensed from Human Genome Sciences (HGS), expands range of Novartis compounds that target hepatitis C

•                  Designed to offer a valuable treatment option for patients with chronic hepatitis C

•                  Less frequent injections and potential for improved efficacy and safety/tolerability profile compared with pegylated interferons

•                              More than 170 million patients worldwide chronically infected with hepatitis C virus(1)

Basel, June 6, 2006 – Novartis announced today the signing of an exclusive worldwide agreement with the US biopharmaceuticals company Human Genome Sciences (NASDAQ: HGSI) to acquire rights to Albuferon™, an investigational drug about to enter Phase III clinical trials for the treatment of chronic hepatitis C infections.

Novartis and HGS will co-promote Albuferon (albumin interferon alfa-2b) in the US, while Novartis will have exclusive rights to market and promote it in the rest of the world. Phase III trials are expected to begin by the end of 2006.

Under the terms of the agreement, HGS will receive an upfront payment of USD 45 million, with milestones payable at specific stages of development and sales milestones payable following launch.

Hepatitis C is a liver disease caused by infection with the hepatitis C virus (HCV), which lives in the liver cells and causes the liver to become inflamed. In time, this disease can cause progressive liver damage and possibly death. More than 170 million patients worldwide are estimated to be infected with HCV.

Albuferon is an innovative, novel recombinant protein that combines the proven therapeutic effect of interferon alfa coupled with human serum albumin, which results in a long half-life designed to offer a valuable treatment option for chronic hepatitis C patients. The consistent plasma levels and sustained anti-viral activity associated with Albuferon are expected to require less frequent injections and the potential for an improved efficacy and safety/tolerability profile compared with the current standard of care – pegylated interferons.

A major unmet medical need exists for more effective and tolerable interferons. Although pegylated interferons have improved on conventional interferons, they are still associated with both a high incidence of side effects and sub-optimal efficacy in the most prevalent form (genotype 1), curing only about half of patients treated. Long-acting interferons are expected to remain the cornerstone of combination therapy to treat HCV patients for the foreseeable future.

“Novartis is committed to achieving a leadership position in infectious diseases, particularly by building a strong portfolio of innovative compounds with complementary mechanisms of action to help patients with hepatitis,” said Thomas Ebeling, Chief Executive Officer of Novartis Pharma AG.

“Albuferon will serve as a best-in-class basis for combinations with other compounds in our hepatitis C portfolio and hopefully shape future treatment developments. This is an important step forward in our mission to bring more effective and safer drugs to patients suffering from hepatitis C,” Ebeling said.

This agreement is the latest in a series by Novartis to build a leading hepatitis C portfolio that consists of compounds with complementary mechanisms of action, including both immunomodulators and direct anti-virals. The combination of various antiviral compounds that can interfere with the viral life cycle at different stages may lead to better outcomes. In addition to Albuferon, the Novartis portfolio consists of the oral nucleoside RNA polymerase inhibitor valopicitabine (NM283), the oral cyclophilin binder NIM811 and the oral immunomodulator ANA795.

About Albuferon

Albuferon is a novel protein produced by genetic fusion of interferon alfa and human serum albumin. It combines a proven mechanism of action (therapeutic effect of interferon alfa) with a long half-life associated with human serum albumin. Ongoing phase II studies in combination with ribavirin suggest an improved dosing schedule (with dosing every two weeks or potentially every four weeks versus weekly dosing), and the potential for an improved efficacy and safety/tolerability profile compared with the current standard of care (pegylated interferons plus ribavirin). Subject to approval of the regulatory authorities, Phase III trials are expected to start before the end of the year.

About hepatitis C

Hepatitis C is a liver disease caused by infection with the hepatitis C virus, which lives in the liver cells and causes the liver to become inflamed. In time, it can lead to permanent liver damage as well as cirrhosis, liver cancer or failure, and possibly death. The virus enters the body after exposure to another person’s infected blood.

There are two forms of hepatitis C. The first is called “acute” hepatitis C, which means a patient has a short-term infection. The second form is called “chronic” hepatitis C, which means a patient has a more serious, long-term infection. Hepatitis C is a severe and progressive disease, with 70-85% of patients infected with the virus developing a chronic infection, and of whom 20-30% will develop cirrhosis.

There are six different types of hepatitis C – called genotypes – with genotype 1 the most commonly found in the US. Types 1, 2 and 3 are found worldwide, while type 4 is found in northern Africa, type 5 in South Africa and type 6 often in Asia.

About Novartis

Novartis AG (NYSE: NVS) is a world leader in offering medicines to protect health, treat disease and improve well-being. Our goal is to discover, develop and successfully market innovative products to treat patients, ease suffering and enhance the quality of life. Novartis is the only company with leadership positions in both patented and generic pharmaceuticals. We are strengthening our medicine-based portfolio, which is focused on strategic growth platforms in innovation-driven pharmaceuticals, high-quality and low-cost generics, human vaccines and leading self-medication OTC brands. In 2005, the Group’s businesses achieved net sales of USD 32.2 billion and net income of USD 6.1 billion. Approximately USD 4.8 billion was invested in R&D. Headquartered in Basel, Switzerland, Novartis Group companies employ approximately 96,000 people and operate in over 140 countries around the world. For more information, please visit http://www.novartis.com.

This release contains certain “forward-looking statements”, relating to the Group’s business, which can be identified by the use of forward-looking terminology such as “may”, “is potentially”, “could”, “intend”, “will”, “is expected to” or similar expressions, or by express or implied discussions regarding the potential approval of albumin interferon alfa-2b, valopicitabine, NIM811 and ANA795 by regulatory authorities, or regarding potential future sales of albumin interferon alfa-2b, valopicitabine, NIM811 and ANA795. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results with albumin interferon alfa-2b, valopicitabine, NIM811 and ANA795 to be materially different from any future results, performance or achievements expressed or implied by such statements. There can be no guarantee that albumin interferon alfa-2b, valopicitabine, NIM811 and ANA795 will be approved for sale in any market, or that they will reach any particular level of revenue. Management’s expectations regarding albumin interferon alfa-2b, valopicitabine, NIM811 and ANA795 could be affected by, among other things, uncertainties relating to clinical trials, including new clinical data and additional analysis of existing clinical data; unexpected regulatory actions or delays or government regulation generally; the company’s ability to obtain or maintain patent or other proprietary intellectual property protection; competition in general; government, industry, and general public pricing pressures; as well as other risks and factors referred to in the Company’s current Form 20-F on file with the US Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

References

(1) World Health Organization.http://www.who.int/mediacentre/factsheets/fs164/en/print.html

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Novartis Global Investor Relations

Office in Basel	+41 61 324 79 44

International office		North American office

Katharina Ambühl	+41 61 324 53 16	Ronen Tamir	+1 212 830 24 33

Nafida Bendali	+41 61 324 35 14	Jill Pozarek	+1 212 830 24 45

Richard Jarvis	+41 61 324 43 53

Silke Zentner	+41 61 324 86 12

e-mail: investor.relations@novartis.com		e-mail: investor.relations@novartis.com

Fax: +41 61 324 84 44		Fax: +1 212 830 24 05
www.novartis.com		www.novartis.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date: June 6, 2006	By:	/s/ MALCOLM B. CHEETHAM

	Name:	Malcolm B. Cheetham
	Title:	Head Group Financial Reporting and Accounting